June 7, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:                             Wanda Sports Group Company Limited (CIK No. 0001771279)

Registration Statement on Form F-1

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company”), we are filing herewith, via EDGAR with the Securities and Exchange Commission, the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits.

Concurrently with the filing of the Registration Statement, the Company is submitting hereby its responses to the comments contained in the letter from the Staff dated June 4, 2019 (the “Comment Letter”) on the Company’s revised draft registration statement on Form F-1 confidentially submitted on May 31, 2019 (the “Revised Draft Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff of the Securities and Exchange Commission for your prompt response to the Company’s request for comments.

The Company is, concurrently with the filing of the Registration Statement, also filing the draft registration statement on Form F-1 and all amendments thereto that were previously submitted for the Staff’s non-public review. The Company plans to file an amendment to the Registration Statement containing, among others, the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof.  The Company would appreciate the Staff’s continued assistance and support to the Company in meeting the proposed timetable for its proposed initial public offering.

To facilitate the Staff’s review, we are providing to the Staff today five (5) courtesy copies of the Registration Statement, marked to show changes to the Revised Draft Registration Statement, and two (2) copies of the filed exhibits.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and are followed by the Company’s responses. We have included page references to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to addressing the comments contained in the Comment Letter, the Company has also included in the Registration Statement other information of an updating nature.

Comments in Comment Letter dated June 4, 2019

Interim Financial Statements for the period ended March 31, 2019

Note 5. Business Combinations and Acquisition of Non-Controlling Interests

(b) Acquisitions of Youthstream, page 142

1.                                      We note that on February 28, 2019 you acquired 100% of the shares of Youthstream for purchase consideration of €106 million. We also note that most of the purchase consideration was allocated to goodwill. Please tell us what consideration you gave to identifying and allocating the purchase consideration to other intangible assets. See guidance in B31-B34 of IFRS 3.

The Company advises the Staff that it acquired Youthstream on February 28, 2019 and that the valuation of the identifiable net assets of Youthstream at the acquisition date is still ongoing. As of March 31, 2019, the Company had not completed the valuation work and did not have sufficient information to determine a reasonable estimate of other intangible assets acquired and, consequently, allocated most of the purchase consideration to goodwill in its March 31, 2019 financial statements. In response to the Staff’s comment, the Company has revised Note 5 on page F-143 of the Registration Statement.

Note 14. Interest-bearing loans and borrowings, page F-154

2.                                      We note that during the quarter ended March 31, 2019 you incurred debt of approximately €348 million which is recorded as “other loans” on the balance sheet. Please revise to disclose the nature and significant terms of this debt.

In response to the Staff’s comment, the Company has revised Note 14 on pages F-153 and F-154 of the Registration Statement to disclose the nature and significant terms of this debt.

If you have any questions or comments concerning this filing, the materials submitted herewith or the Registration Statement, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP